Exhibit 99.1

                            Explanation of Responses

(1)  Price does not reflect underwriter discount or fees.

(2) The Insight V Funds (defined below) beneficially own 14,272,957 shares of Common Stock after giving effect to (i) the conversion of 7,647,236 shares of Convertible Preferred Stock into Common Stock and (ii) the sale of Common Stock in the issuer's initial public offering. Insight Venture Partners V, L.P. is the record beneficial owner of 6,008,304 shares of Common Stock, L.P., Insight Venture Partners (Cayman) V, L.P. is the record beneficial owner of 1,819,226 shares of Common Stock, Insight Venture Partners V Coinvestment Fund, L.P. is the record beneficial owner of 6,092,115 shares of Common Stock and Insight Venture Partners V (Employee Co-Investors), L.P. is the record beneficial owner of 353,312 shares of Common Stock (the "Insight V Funds"). The amount listed as directly owned by each respective Insight V Fund may be deemed to be attributable to each of the other Insight V Funds and Insight Holdings Group L.L.C. ("Insight Holdings") because Insight Holdings is the managing member of Insight Venture Associates V, L.L.C. ("Insight Associates V"), which in turn is the general partner of (i) Insight Venture Partners V, L.P., (ii) Insight Venture Partners V Coinvestment Fund, L.P., (iii) Insight Venture Partners V (Employee Co-Investors), L.P. and (iv) Insight Venture Partners (Cayman) V, L.P. (together with Insight Venture Partners V, L.P., Insight Venture Partners V Coinvestment Fund, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P., the "Insight V Funds"). Insight Holdings is also managing member of Insight Venture Associates IV, L.L.C. ("Insight Associates IV"), which in turn is the general partner of (i) Insight Venture Partners IV, L.P., (ii) Insight Venture Partners IV (Fund B), L.P.,
     (iii) Insight Venture Partners IV (Co-Investors), L.P. and (iv) Insight Venture Partners (Cayman) IV, L.P. (together with Insight Venture Partners IV, L.P., Insight Venture Partners IV (Co-Investors), L.P. and Insight Venture Partners IV (Fund B), L.P., the "Insight IV Funds"). The Insight IV Funds may be deemed to beneficially own 1,972,773 shares of Common Stock. Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates V and Insight Associates V is the general partner of each of the Insight V Funds, they have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates V or Insight Holdings that it is the beneficial owner of the shares held by the Insight V Funds or Insight IV Funds. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities.

(3) In connection with the issuer's initial public offering, the Convertible Preferred Stock held by the Insight V Funds was automatically converted into Common Stock at a fixed initial conversion rate of one share of Common Stock per share of Convertible Preferred Stock.